Exhibit 99(c): Independent Contractor Agreement

WISE SAVINGS, LLC.

INDEPENDENT CONTRACTOR AGREEMENT

This Independent Contractor Agreement (this “Agreement”) is made this 30th day of September, 2008, between Wise Savings, LLC, (the “Company”) and Wise Sales, Inc. (“Contractor”).  The Company and the Contractor are sometimes individually referred to herein as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, the Company owns and operates a business which markets, sells and distributes Gift Certificates and Gift Cards (as more particularly described herein the “Gift Certificate and Gift Card Programs”);

WHEREAS, the Company owns and operates a business which facilitates the purchase by Merchants of advertising and related services from participating Media Outlets;

WHEREAS, the Company desires to engage Contractor as an independent contractor of the Company to market and sell the Company’s Gift Certificate and Gift Card Programs and other Programs as designated by the Company to Merchants and Not for Profit Organizations.

WHEREAS, Contractor agrees to perform services for the Company pursuant to the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.           Definitions.                      Capitalized terms not otherwise described herein shall have the following meanings:

a.           “Customer” shall mean the end-user of a Gift Certificate purchased through the Gift Certificate Program.

b.           “Face Value” shall mean the monetary denomination specified on the face of the Gift Certificate which indicates the amount of Merchant Services for which the Gift Certificate may be redeemed.

c           “Gift Certificates and Gift Card credits”:  such certificates and gift card credits are collectively referred to as (“Credit Items”) for redemption with the Merchant.

d           “Gift Certificate and Gift Card Programs” shall mean the concept of administering, marketing and selling gift certificates and gift cards redeemable for Merchant Services, including but not limited to: (i) the utilization of unique marketing strategies to market the availability of the program and the Gift Certificates and Gift Cards available thereunder; (ii) the utilization of a sales agent force to sell the program to Merchants, Customers, fundraising and Not for Profit Organizations; (iii) the process of on-line ordering, payment and delivery of Gift Certificates and Gift Cards; (iv) the unique revenue sharing model; and (v) access to an interactive web site for Merchants, Customers, fundraising and Not for Profit Organizations, and media partners.

e.           “Credit Card Processing Program” shall mean the concept of administering, marketing and selling the Company’s Credit Card Processing Program to merchants, including but not limited to: (i) the utilization of unique marketing strategies to market the availability of the program; (ii) the utilization of a sales agent force to sell the program to Merchants.

f.           “Gross Revenues” shall mean the revenue received by the Company from the sale of a Merchant’s Gift Certificate to Customers, and the payment of revenues to place a monetary value on the Gift Cards.

g.           “Net Revenues” shall mean Gross Revenues less established costs to be deducted from the Gross Revenues previous to the further distribution of revenues.  However, for the purposes of this Agreement, Gross Revenues will be used in the calculation of compensation due the contractor.

h.           “Location(s)” shall mean the location or locations of a Merchant’s business where Customers may redeem such Merchant’s Gift Certificates, and utilize the Gift Card for the purchase of goods and services.

i.           “Legal Disability” shall mean the inability of an Independent Contractor, due to illness, accident or other physical or mental incapacity, to perform substantially all of his regular duties as a Contractor for the Company for a continuous period of four (4) months during any twelve (12) month period of the term hereof, or a physical or mental incapacity in which there is no hope of recovery within the next eight (8) months.  In the event that there is any dispute as to a Contractor’s legal disability, a determination shall be made at the written request of either the Company or the Contractor sent to the other (and within thirty (30) days after such request) by a majority of three (3) physicians, one of whom shall be selected by the Contractor, one by the Company and the third by the two physicians so selected.

j.           “Media Outlet” shall mean a business regularly engaged in the business of providing advertising and related services for a fee.

k.           “Media Program” shall mean the Company’s program which allows Merchants to purchase advertising from participating media outlets with Gift Certificates.

l.           “Merchant” shall mean a business that participates in the Gift Certificate & Gift Card Programs, and Credit Card Rewards Program, by agreeing to have Gift Certificates & Gift Cards for its services marketed, sold and distributed through the Gift Certificate & Gift Card Programs, and by agreeing to have the Credit Card Rewards Program marketed.   By way of illustration only and not by way of limitation, Merchant may include the following types of businesses: hotels, motels, resorts, restaurants, airline and travel related businesses, service oriented businesses (such as: car rental agencies, service stations, truck stops/travel centers, car washes, oil change centers, automobile repair centers), professional services providers (such as: accountants, dentists, optometrists, chiropractors, printers, veterinarians), home repair and service contractors, plumbers, landscape and lawn services, painters, carpenters, interior designers, fitness centers and retailers.

m.            “Merchant Services” shall mean the products and services offered by a Merchant for which Gift Certificates & Gift Cards purchased through the Gift Certificate & Gift Card Programs may be redeemed.

n.           “Fundraising and Not for Profit Organizations” shall mean a not for profit organization that participates in the Gift Certificate & Gift Card Programs by offering Gift Certificates & Gift Cards to be purchased by third parties. By way of illustration only and not by way of limitation, Not for Profit Organizations include churches and church associations, schools and school districts and associations, and local, regional and national fundraising and not for profit organizations and associations.

o.           “Credit Cards Rewards Program” shall mean the concept of administering, marketing and selling the Company’s Credit Card Rewards Program to merchants, including but not limited to:  (i) the utilization of unique marketing strategies to market the availability of the program; (ii) the utilization of a sales agent force to sell the program to Merchants, Customers, fundraising and Not for Profit Organizations; (iii) the process of on-line credit card registration and the automated processing of credit card transactions; (iv) the unique revenue sharing model; and (v) access to an interactive web site for Merchants, Customers, fundraising and Not for Profit Organizations, and media partners.

2.           Description of the Work.  Contractor hereby agrees to:

Organize and manage a Direct Sales operation for the purpose of bringing merchants under contract for the Company’s Programs, and providing ongoing support to the merchants to insure the Company’s Programs are operating according to plan.

Contractor hereby agrees to perform his services under this Agreement in good faith and in accordance with all applicable federal and state laws, local ordinances and other governmental rules and regulations.  It is understood that Contractor is a professional person, and is not an employee, servant, agent, partner, or joint venturer of the Company.  Subject to his compliance with this Agreement, the Contractor’s services to the Company shall not be exclusive.  Contractor will perform his services under this Agreement at such times as may reasonably be requested by the Company, provided that the Contractor shall determine the legal means by which he/accomplishes the tasks assigned to him under this Agreement.  Contractor hereby represents and warrants that he will not make any inaccurate or misleading claims about the Company in connection with the performance of his services hereunder.

3.           Term of Agreement.  The term of this Agreement shall be one (1) year commencing on the date hereof (the “Initial Term”).  Thereafter, this Agreement shall be automatically renewed for successive one (1) year terms (each a “Renewal Period”) unless either party shall give the other party written notice of its intent to terminate this Agreement not less than thirty (30) days prior to the expiration of the then current term.  Notwithstanding the foregoing, the Company may terminate this Agreement prior to the expiration of the Initial Term or any renewal Period if the Company determines, in its sole and absolute discretion, that the Contractor has failed to satisfy the Performance Criteria specified in Schedule A hereto.  The Company shall not be liable to the Contractor for any fees or expenses that were earned or incurred by Contractor after notice of termination for failure to achieve specified Performance Criteria; however, compensation earned prior to the date of termination and as specifically provided in Schedule B hereto will be paid by Company to Contractor.

4.           Supplies and Materials.  Contractor will provide all tools, supplies and other materials that Contractor needs to perform his obligations under this Agreement.  All advertising or promotional materials used by Contractor in performing his duties hereunder shall prominently display the Company’s name and logo.  Contractor may be referenced in any such materials as “Authorized Representative for Wise Exchange.”  Notwithstanding the foregoing, Contractor shall not utilize any advertising or promotional materials until such materials have been reviewed and approved by the Company in writing.

5.           Compensation.  As compensation for performance of services under this Agreement, the Company shall pay Contractor in accordance with the Commission Schedule attached hereto as Schedule B.  The compensation payable to Contractor hereunder shall be Contractor’s sole and exclusive compensation for work performed hereunder.  Contractor shall not be eligible for or due any benefit or privilege which is enjoyed by an employee of the Company including, but not limited to, employee life and health insurance, pension plans or vacation and holiday pay.  Contractor shall not accrue or earn any benefit service credit under any Company retirement or savings plan as a result of the services performed hereunder.

All compensation payable hereunder shall be paid to the Contractor.  Contractor shall have the sole responsibility for distributing compensation to any Subcontractors retained by Contractor to assist Contractor in fulfilling his obligations hereunder.  The Company shall have no liability in any form whatsoever to any such Subcontractors arising from Contractor’s failure to distribute such compensation once it has been paid by the Company.

Contractor shall be paid any compensation due under this Agreement in one of two manners, either:

(a)           by direct payment to Contractor’s Bank Account (as specified to the Company in writing); or

(b)           by check mailed to the Contractor at such address as the Contractor shall specify to the Company in writing.

There will be no charge to the Contractor for compensation paid directly to the Contractor’s Bank Account.  There will be a Twenty-five Dollar ($25.00) charge for each check issued to Contractor.  Such charge will be deducted from the amount payable to Contractor.  Further, no checks will be issued for amounts due less than One Hundred Dollars ($100.00).  Any such amounts will be rolled over into the next payment due until the amount due equals or exceeds One Hundred Dollars ($100.00).

6           Use of Third-Party Subcontractors.  Contractor may not engage third-party subcontractors (“Subcontractors”) to assist Contractor in fulfilling his obligations without approval of Company.

7.           Use of Commissions.  Contractor hereby represents and warrants that no part of any commission or other compensation received from the Company by the Contractor shall be paid to or used for the benefit of any employee, agent, or representative of any governmental or commercial entity or for any improper or illegal purpose.  This representation and warranty shall survive the termination of this Agreement.

8.           No Conflicts.  Contractor represents and warrants that: (a) he is not subject to a non-competition agreement or other restrictive covenant that would limit or prevent him from accepting or performing the services contemplated under this Agreement; and (b) Contractor has not taken, removed, or otherwise appropriated trade secrets or confidential business information of any company or organization engaged in the same line of business as the Company.  Contractor agrees to hold the Company harmless from all suits or claims arising from a breach of this warranty.

9.           Termination.  Notwithstanding anything contained herein to the contrary, this Agreement shall terminate upon the occurrence of any of the following events: (a) the death of the Contractor, if the Contractor is an individual; (b) the Legal Disability of the Contractor; (c) if the Contractor is a corporation, limited liability company, partnership or other entity, the Contractor’s dissolution; (d) if Contractor becomes insolvent, fails to pay his debts as they become due, or if a petition under any bankruptcy law or regulation is filed by or against Contractor; (e) at any time upon the mutual Agreement of the parties hereto; (f) by either party in the event of a breach  by the other party of any term, condition, provision, representation or warranty contained in this Agreement if such breach shall have remained continuing for fifteen (15) days after the non-breaching party gives written notice to the breaching party of the breach; (g) upon written notice by the Company in the event that Contractor engages in fraudulent or deceptive conduct or any conduct which tends to discredit, dishonor, reflect adversely upon or injures the reputation of the Company; or (h) by the Company giving written notice of its right to terminate this Agreement in accordance with Section 3 hereof.

In the event of a termination of this Agreement for any reason, the Company shall no longer be obligated to pay Contractor any commission or other compensation which would have otherwise been payable pursuant to this Agreement, other than compensation earned prior to the date of termination and as specifically provided in Schedule B hereto.

10.           INDEMNIFICATION

10.1           Indemnification.  Contractor agrees to indemnify and hold harmless Company, its affiliated companies, its (and their) officers, directors, employees, agents, legal successors and assigns harmless from and against any and all claims, fees, charges, actions, expenses, liabilities, damages, or losses whatsoever including, without limitation, reasonable attorneys fees, arising from the acts or omissions of Contractor in connection with this Agreement.  The indemnities and obligations herein shall continue in full force and effect notwithstanding the termination of this Agreement.  Company agrees to indemnify and hold harmless Contractor from and against any and all claims, fees, charges, actions, expenses, liabilities, damages, or losses whatsoever including, without limitation, reasonable attorney’s fees, arising from the acts or omissions of Company in connection with this Agreement.  The indemnifying party shall give the non-indemnifying party prompt written notice of any matter with respect to which the non-indemnifying party is entitled to indemnification hereunder.

10.2           Taxes.  Each party shall hold the other party and its affiliates harmless from any domestic or international public or quasi-public government taxes or fees which are based upon revenues derived by, or from the operations of, such party which are directly or indirectly related to this Agreement.  Each party shall be responsible for and shall pay all applicable federal, state and local taxes imposed by any domestic or international public or quasi-public governmental entity with respect to its activities related to this Agreement.

11.           LIMITATION OF LIABILITY

NOTWITHSTANDING ANY OTHER PROVISIONS IN THIS AGREEMENT TO THE CONTRARY, THE PARTIES SHALL NOT BE LIABLE TO EACH OTHER FOR ANY INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, INCLUDING, WITHOUT LIMITATION, LOSS OF CUSTOMERS OR CLIENTS, LOSS OF GOODWILL, LOSS OF REVENUE, AND LOSS OF PROFITS OR MARGINS, ARISING IN ANY MANNER FROM THIS AGREEMENT AND THE PERFORMANCE OR NON-PERFORMANCE OF THE PARTIES’ OBLIGATIONS.  EXCEPT WITH RESPECT TO ANY LOSS ARISING OUT OF A PERSONAL INJURY OR DEATH, IN NO EVENT SHALL A PARTY’S AGGREGATE LIABILITIES TO THE HEREUNDER EXCEED THE TOTAL AMOUNT THAT PARTY HAS RECEIVED AS A RESULT OF THIS AGREEMENT

12.           Attorneys Fees on Breach.  In the event of a breach of any provision of this Agreement, the breaching party shall pay to the non-breaching party (i) the direct damages arising from such breach, and (ii) all of its attorney’s fees and costs reasonably incurred as a result of such breach.

13.           Insurance.  Contractor shall maintain such insurance coverage as he deems necessary and appropriate.  The Company shall be named as an additional insured on all such insurance, if any, of Contractor and Contractor may not cancel, modify or otherwise affect the coverage thereunder without first providing notice to the Company.

14.           MISCELLANEOUS

14.1           Force Majure.  Any failure or delay of performance shall not be deemed a breach of this Agreement by either party if such failure or delay results from any acts of nature, labor dispute, electronic, mechanical or common carrier failure, government order or regulation, or any similar cause beyond the reasonable control of the parties.

14.2          Non-Solicitation.  Contractor hereby warrants that, during the term of this Agreement and for a period of five (5) years thereafter, it shall not compete directly  with Company by use of business methods or processes developed by Company, or based on or substantially similar to Company business methods or processes in the provision of media advertising, programs for gift certificates, gift cards, rewards programs for credit/debit cards, conversion of credit items to cash, barter and trade programs, or marketing products or services to Company’s customer base or target market, which includes non-profits, fundraising groups, contractors or media partners, including media advertising marketing services similar to those rendered or to be rendered under the terms of this Agreement (“Target Market”).  Likewise, Company hereby warrants that, during the term of this Agreement and for a period of five (5) years thereafter, it shall not compete directly with Contractor with respect to Merchant Services unless this Agreement is terminated early for a material breach or non-performance after Contractor was given opportunity to cure said material breach or non-performance and failed to do so.   In the event that this Section is sought to be enforced and a court of competent jurisdiction deems a period of five (5) years to be of unreasonable duration, the parties hereby agree that the court shall determine what period would be reasonable under the facts and circumstances presented to it, and this Section shall be so modified to substitute the court-determined period for the five (5) year period herein.

14.3           Confidentiality/Audit Rights.  The parties acknowledge that they may be furnished or may otherwise receive or have access to information relating to each other’s past, present or future products, software, research, development, inventions, processes, techniques, designs, price-data, price-list, customer lists, service materials or other technical data and information (all of such information and the existence and terms of this Agreement and any related agreements is referred to as the “Confidential Information”).  In order to activate this clause, each party will identify in writing to the extent practicable all such Confidential Information that it has a reasonable expectation will remain confidential as between the Parties.  Each party agrees that it shall hold the Confidential Information (and all physical or other forms thereof) in strict confidence and shall not publish or disclose it to third parties, or use it or permit others to use it in any way, commercially or otherwise, without the prior written consent of the other party, except as expressly permitted by this Agreement.  Each party agrees that it will cause all of its employees, subcontractors (including employees of subcontractors) and any other persons that obtain, receive or have access to any Confidential Information to enter into confidentiality agreements prohibiting the use or disclosure of any such Confidential Information, except: (i) at the written direction of each other party; (ii) to the extent necessary to comply with law or valid order of a court of competent jurisdiction, in which event such party shall notify each other party as promptly as practicable (and, if possible, prior to making any disclosure) and shall seek confidential treatment of the information; (iii) as part of its normal reporting or review procedures to its parent company, its auditors and its attorneys who agree to be bound by this Section; (iv) in order to enforce any rights pursuant to this Agreement; (v) to obtain appropriate insurance, provided the insurance company agrees in writing to be bound by this Section; and (vi) to obtain financing, provided that any person or entity providing financing agrees in writing to be bound by this Section.  Contractor agrees to maintain accurate and timely information and will allow Company or its agents to review such information upon reasonable notice for the purpose of verifying Contractor’s activities under the terms of this Agreement and for such other purposes as approved in advance by Contractor.

14.4           Assignment/Transfer.  Contractor shall not assign or transfer, directly or indirectly, in whole or in part, its rights or obligations under this Agreement without the prior written consent of Company; with such consent not to be unreasonably withheld.  Contractor shall have the right upon notice and with payment of the appropriate fees, if any, to assign and transfer this Agreement to an affiliated entity, provided that such entity qualifies for participation in the Program and is controlled by, or controls, or is under common control with Contractor.  Company may transfer this Agreement in whole to an entity that is controlled by, controls or is under common control with Company upon written notice to Contractor

14.5           Jurisdiction & Venue.  The parties consent to the personal jurisdiction of the courts of the State of Wisconsin and federal courts located in Wisconsin so that any arbitration or trial concerning or arising out of this Agreement shall be brought in Wisconsin.  The Parties agree not to claim that Wisconsin is an inconvenient place for trial, and the internal laws of the State of Wisconsin, without regard to its conflicts of laws provisions, shall apply in any matter where the law so allows.  The venue of any action shall be brought in a court or tribunal located in or nearest to Milwaukee, Wisconsin.

14.6           Survival.  The rights and obligations of all parties pursuant to Sections 10, 11, 14.3, and 14.5, those provisions regarding the payment or refund of any cash fees, charges, costs, expenses or other amounts upon termination or expiration of the Agreement or accruing prior to such termination or expiration (“Payment Provision(s)”) shall survive any expiration or termination of this Agreement and shall remain in full force and effect and: (i) with respect to Section 10.2 relating to taxes, until the expiration of the applicable statutes of limitations with respect to such matters or after any applicable periods for appeal; (ii) with respect to any Payment Provision, until the date such payment or refund is finally and fully satisfied; and (iii) with respect to those articles, sections and provisions referenced in this Section other than (i) or (ii) above, for a period of twenty-four (24) months following such termination.  All other rights and obligations under this Agreement shall cease upon termination or expiration thereof.  Anything to the contrary in this Section notwithstanding, to the extent that the party from which indemnity pursuant to Section 10 is sought and was appropriately noticed prior to the applicable dates of termination thereof, such obligations to indemnify shall survive until the final disposition, including any appeals, of such claim.

14.7           Construction and Modification of Agreement.  The existence, validity, construction, operation and effect of this Agreement and all exhibits shall be determined in accordance with and be governed by the internal laws of the State of Wisconsin, without regard to its conflicts of laws provisions.  The Agreement and exhibits constitute the entire agreement between the parties and supersede all previous understandings, commitments and representations concerning the subject matter.  Except as noted in this Section 14.7, this Agreement may not be amended or modified in any way except as provided in the Agreement or by a writing signed by an authorized officer of the party against whom the amendment, modification or waiver is sought to be enforced.

14.8           Notices.  All legal notices and other official communications from either party to the other under this Agreement shall be in writing and shall be deemed to have been given when received by: hand delivery; telecopy (followed by notice transmitted); U.S. registered or certified mail, return receipt requested; or overnight delivery service, with acknowledged receipt.  All notices pursuant to this Agreement are to be written and delivered to:

If to Company:	Wise Savings, LLC. PO Box 044305 Racine, WI 53404-7005 Attn. Kurt Wise Email: Kwise@wisesavings.com

If to Contractor:	Wise Sales, Inc. 4701 Washington Ave., Suite 210 Racine, Wisconsin 53406 Attention: Kurt Wise Email: kwise@wisecos.com

 _________________________________________________

Any party may change its address for payment by giving notice thereof to the other in conformity with this Section.

14.9           Severability.  Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and wherever there is any conflict between any provision of this Agreement and any law, such law shall prevail; provided, however, that in the event of any such conflict, the provisions of this Agreement so affected shall be curtailed and limited only to the extent necessary to permit compliance with the minimum legal requirement, and no other provisions of this Agreement shall be affected thereby and all such other provisions shall continue in full force and effect.

14.10           Successors, Assignment.  Subject to the limitations and exceptions on transfer set forth in Section 7.3, this Agreement shall be binding on and shall inure to the benefit of any and all successors and permitted assigns of the parties; provided, however, that no assignment of this Agreement shall relieve either party of its obligations to the other party.  Any purported assignment by either party not in compliance with the provisions of this Agreement shall be null and void and of no force and effect.

14.11           Non-Waiver of Breach.  Any party may specifically waive any breach of this Agreement by the other party, provided that any such waiver shall be in writing and shall not constitute a continuing waiver of similar or other breaches.  A waiving party, at any time, and upon notice given in writing to the breaching party, may direct future compliance with the waived term or terms of this Agreement, in which event the breaching party shall comply as directed from such time forward.

14.12           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all such counterparts shall constitute one and the same instrument.  The parties also agree that this Agreement shall be binding upon the faxing by each party of a signed signature page thereof to the other party.  If such a faxing occurs, the parties agree that they will each also immediately post, by Federal Express or other reliable express courier, a fully executed original counterpart of the Agreement to the other party.  Each party shall cooperate with the other and shall execute additional documents as are reasonably necessary in order to carry out the provisions of this Agreement.

14.13           Independent Contractor.  In the performance of its responsibilities hereunder, Contractor is, and at all times shall be, an independent contractor.  Contractor is not an employee of the Company and is not authorized to assume or create any obligation or responsibility on behalf of or in the name of the Company, and Contractor shall not misrepresent his/her status or authority.  Nothing regarding this Agreement shall be construed or interpreted as creating an employment relationship or a guarantee of employment.

Neither party shall have any power or authority to bind the other party or to assume or create any obligation or responsibility, express or implied, on behalf or in the name of the other party, except as expressly authorized by the other party.

14.14           Compliance with Laws.  Each party represents and warrants to the other that it is and will, at all times, be in full compliance with all applicable laws, regulations, rules, judgments, orders and decrees, including, without limitation, those related to intellectual property, customs, labor, employment, working conditions, board of health and environmental matters.  Contractor also represents and warrants that it has obtained and will maintain all licenses, consents and permits required to perform lawfully this Agreement.

14.15           No Inference.  No provision of this Agreement will be interpreted against any party solely because the party or its legal representatives drafted the provision.

14.16           Trademark Use.  Contractor’s use of Company’s trademarks, service marks or logos (the “Marks”) is limited to any licensing arrangements established by Company.  Any promotional materials containing a Mark of Company shall be used only in accordance with guidelines furnished by Company.  Any other use of a Mark of Company requires prior permission, and Contractor shall contact Company to obtain such permission.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

WISE SAVINGS, LLC.

BY: (signed) Kurt Wise

PRINT NAME: Kurt Wise

TITLE: President

DATE: September 30, 2008

CONTRACTOR:  Wise Sales, Inc.

BY: (signed)  Kurt Wise

PRINT NAME: Kurt Wise

TITLE:  President

SSN/EIN: 26-3386352

DATE:  September 30, 2008

SCHEDULE A – DIRECT SALES EFFORTS

PERFORMANCE CRITERIA

Contractor hereby agrees that he shall be obligated to meet or exceed the following Performance Criteria and that his failure to do so constitutes a breach of this Agreement, thereby giving the Company the right to terminate this Agreement in accordance with Section 3 and Section 9 hereof.

A.  Sales of Company’s Programs to Merchants

1.  Recruit, develop and manage a sales force and a support group to meet the sales objectives of the Company in those geographic areas designated by Contractor and approved by the Company.  Contractor shall inform Company as to the number and geographical location of its Sales Force.

2.  Sell the Company’s Programs to Merchants in geographic areas and with a planned growth as determined by the Company in consultation with the Contractor. Contractor shall submit completed new Merchant contracts on a monthly basis.

3.  Company and Contractor agree that a specific number of Merchants contracting for the Company’s Program(s) shall not be required.   However, Contractor agrees to promote and sell, either directly or indirectly, the Company’s Program(s) on a regular ongoing basis.  Parties agree to meet on a quarterly basis to insure active participation.

4.  Develop and manage a support operation to insure the Merchants are participating in the Company’s Programs as designed.  Additional Company Media Programs will be available to be offered to Merchants under contract by the Contractor or by other Support Groups.

5.  Tasks of the Contractor include, but are not limited to: (a) Recruit, train and manage a sales force operating under the organizational structure of the Contractor; (b) Coordinate the sales effort with the designated management of the Company;  (c) Identify, contact and bring qualified Merchants under contract; (d) Maintain required documentation on all Accounts; (e) Provide a support service to Merchants to support the growth of usage of the Company’s Programs; (f) Communicate effectively with the Company on the operation of the Programs.

The status of meeting the objectives of the Tasks will be reviewed on a regular basis to be determined by the Company.  In the event Contractor has not met the quotas prescribed above, the Company may, in its sole discretion, place the Contractor on probation and allow the Contractor until the end of the next period to make up the short-fall or may terminate this Agreement in accordance with Section 3 hereof.

SCHEDULE B -- COMPENSATION

SCHEDULE B-1 – DIRECT SALES EFFORTS

A.  Sales of Company’s Programs to Merchants

One-Time Compensation: Contractor will receive a one-time payment for each new Merchant brought under contract at the following rate:
Program                                                                Commission
Advertising Agreement                                     Collected Set-up Fee

Residual Compensation: Contractor will receive a residual monthly compensation for each Merchant brought under contract by the Contractor as follows:

Merchant contracted to participate in the WiseSavings.com on-line directory:
•
First Contract Year:  Fifty Percent (50%) of the cash collected from the monthly cash fee charged to Merchant for their participation in the WiseSavings.com on-line directory if, Merchant is also contracted by Contractor for one or more of our additional Media Programs.  Twenty-Five Percent (25%) of the cash collected from the monthly cash fee charged to Merchant for their participation in the WiseSavings.com on-line directory, if Merchant is not contracted by Contractor for any of our additional Media Programs.

•
Additional Contract Years:  Fifty Percent (50%) of the cash collected from the monthly cash fee charged to Merchant for their participation in the WiseSavings.com on-line directory, if Merchant is also contracted by Contractor for $2500 per month or more in additional Media Programs.  Twenty-Five Percent (25%) of the cash collected from the monthly cash fee charged to Merchant for their participation in the WiseSavings.com on-line directory, if Merchant is contracted by Contractor for less than $2500 per month in additional Media Programs.

Merchant contracted to participate in Media Program(s):
•
Nine Percent (9%) of revenues collected from sales of Credit Items from Merchant which contracts to participate in Media Program(s).  Contractor must submit all necessary information/materials to establish Merchant as a Media Program participant and Contractor must support and service the contracted Merchant on an ongoing basis.

Compensation shall be paid monthly, no later than 21 calendar days after the end of the period in which the cash revenues were collected.

SCHEDULE B-2 – EARLY TERMINATION

In the event of a termination of this Agreement for cause or non-performance, the Company shall no longer be obligated to pay Contractor any commission or other compensation which would have otherwise been payable pursuant to this Agreement, other than compensation earned prior to the date of termination and as specifically provided in Schedule B hereto.

In the event fraud is demonstrated based on a specific Merchant uploaded by Contractor there will be a specific termination of said Merchant. Contractor will be responsible for all damages, both monetary and non-monetary, to Company as related to said Merchant.  If handled to the satisfaction of Company, said fraud event shall not in and of itself result in early termination.

With the exception of the Company’s right to terminate this Agreement in accordance with Section 3 and Section 9, Contractor will continue to receive such compensation for six (6) months after the date of termination, or as long as Company has a contract with the Merchants assigned to the Contractor, and Contractor is servicing Merchants, whichever comes first.